Offering Statement for Nick Health Inc.

("Nick Health," "we," "our," or the "Company")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Nick Health Inc.

   20 Whitetail Ln

   Sudbury, MA 01776

Eligibility

2. **The following are true for Nick Health Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Hossein Sadrzadeh

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/17/2021	Present	Nick Health	CEO, Board Member

   Dr. Hossein Sadrzadeh is an internationally recognized hematologist, oncologist. His career spans Harvard Medical School, Boston University, and the Dana-Farber Cancer Institute, where he has led advancements in oncology, particularly in hematologic malignancies and cell therapy. A prolific researcher and thought leader. Dr. Sadrzadeh has published widely in leading journals and presented at global conferences. His expertise is sought worldwide, earning him invitations to international symposiums, television appearances, and global forums to share his insights on cancer innovation. From immigrant trainee to Harvard physician and industry disruptor, Dr. Sadrzadeh's journey reflects resilience, passion, and an unyielding commitment to empower patients and transform cancer care. His personal connection to the cancer journey fuels his mission to build Nick Health into a global force for compassionate, next-generation cancer support and advocacy. LinkedIn: https://www.linkedin.com/in/hossein-sadrzadeh-md-01396395/

Name
Zhaleh Alipour

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/17/2021	Present	Nick Health	Chief Product Officer, Board Member

Zhaleh Alipour, PhD, is the Chief Product Officer at Nick Health and a renowned expert in holistic and spiritual psychology. A graduate of Pennsylvania State University holding a PhD in Clinical Psychology, she leads the development of patient-centered, empathetic solutions that address the emotional and psychological needs of cancer patients. Internationally recognized for blending mysticism with modern psychology, she is also the creator of the widely acclaimed Didare Jaan program and a celebrated podcaster, writer, and researcher. LinkedIn: https://www.linkedin.com/in/zhaleh-alipour-20201461/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Hossein Sadrzadeh

Securities:	4,000,000
Class:	Common Stock
Voting Power:	90.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Description: Nick Health is a global digital health platform transforming how cancer care is accessed, delivered, and experienced. Our mission is to close the gap between diagnosis and world-class support by offering 24/7, expert-led, and culturally aligned cancer care to patients around the world. We aim to become the first name in global cancer navigation by combining medical excellence, digital innovation, and deep human connection. Founded by Dr. Hossein Sadrzadeh, an oncologist with training and leadership experience at some of the most prestigious institutions in the world, including Harvard and Dana-Farber Cancer Institute, Nick Health was born from a personal and professional realization: even the best cancer centers leave patients feeling lost, unsupported, and confused. Dr. Sadrzadeh's own experiences —from losing his grandfather in Iran due to lack of access, to helping his wife survive lymphoma— highlighted the urgent need for a more intelligent, compassionate system. That system is Nick Health. We've built a tech-enabled cancer care platform that delivers fast, personalized, and complete support, wherever patients are. Our services include expert second opinions, personalized navigation, risk assessments, culturally sensitive guidance, clinical trial matching, and emotional support. Patients can access world-class oncologists and care teams in under two minutes, 24/7, regardless of their location or healthcare system. We work across borders, across languages, and across the cancer spectrum—from prevention to survivorship. Objectives and Strategy: Our primary objective is to become the global leader in virtual cancer support and navigation, starting with target markets in the U.S., Canada, Brazil, and the Middle East. We plan to reach millions of patients by partnering with insurers, employers, hospitals, and governments while also offering direct-to-consumer memberships. Our strategy includes continued product development, expansion of our physician network, geographic growth through partnerships, and targeted marketing to high-risk populations. We have already demonstrated early traction. We have generated over 200 qualified leads with a strong conversion rate and initiated partnership discussions with insurers in Brazil, Canada, and the GCC region. Our team includes globally recognized experts in oncology, mental health, and digital operations—bringing both clinical depth and operational scalability. Planned Revenue Model: Nick Health operates a hybrid B2B and B2C business model: B2B (Business-to-Business): We work with insurers, employers, hospitals, and governments to provide cancer support as a covered benefit. Our pricing includes: PMPM (Per Member Per Month) subscriptions Case rate packages for cancer support services Value-based contracts aligned with improved outcomes B2C (Direct-to-Consumer): Individuals can purchase a subscription-based membership plan that provides 24/7 expert access, or pay for one-time services like second opinions, navigation, and coaching. These services are priced affordably, with tiered offerings to ensure access across income levels. We also monetize by helping hospitals recruit patients for clinical trials, and by reducing cancer-related costs for payers, who benefit from early detection, improved outcomes, and member satisfaction. Nick Health is designed for scale. As global cancer incidence rises— projected to hit 30 million new cases annually by 2040—the need for accessible, high-quality care is urgent. By combining world-class oncology leadership, intelligent technology, and a human-first approach, we're building the infrastructure for the future of cancer care.

Nick Health currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Nick Health Inc. speculative or risky:**

    1. Early-Stage Company: Nick Health is an early-stage company with limited operating history and revenue to date. The company's business model, product-market fit, and long-term scalability are still being tested and validated.
    2. Uncertain Market Adoption: The company operates in a competitive and evolving digital health and oncology market. There is no guarantee that our services will achieve widespread adoption or that we can acquire and retain paying customers or partners at a sustainable cost.
    3. Regulatory Complexity: We operate across international markets and in a highly regulated healthcare environment. Regulatory changes, compliance requirements, or limitations on telehealth, data privacy, or cross-border medical services could adversely impact our business model or growth. Healthcare regulations (HIPAA, GDPR, FDA, etc.) are stringent, especially in cancer care and digital health. Failure to comply could result in fines, lawsuits, or bans. Changes in laws (e.g., data privacy or cross-border healthcare laws) could limit scalability or require costly adaptations.
    4. Capital Needs and Future Fundraising: Nick Health may require additional capital beyond this offering to sustain operations or scale. Future fundraising could dilute current investors and may not be available on favorable terms or at all.
    5. Limited Liquidity: Securities sold through this offering are illiquid and not publicly traded. Investors should be prepared to hold their investment for an extended period, potentially until a future liquidity event such as a merger, acquisition, or public offering, none of which are guaranteed.
    6. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    7. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
    8. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
    9. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
    10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.
    11. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.
    12. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

15. Data Security & Privacy Risk: Handling sensitive personal health data increases exposure to cybersecurity threats and data breaches. Any leak or misuse of patients' data could lead to reputational damage, loss of trust, and significant legal liability.

16. Clinical Effectiveness and Adoption Risk: To deliver real impact, the platform must show clinical validity and utility — i.e., that it improves outcomes or access in care. Oncologists and hospital systems may be slow to adopt new digital platforms unless there is clear, evidence-based value.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Nick Health Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,234,500 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We intend to use the proceeds from this offering to scale operations, build regional teams, enhance our technology, and extend our operating runway as we expand globally. The anticipated use of funds is as follows: -Team Expansion & Regional Hiring (30%) A major portion of the raise will be used to hire key team members in target countries, including cancer support doctors, care navigators, regional operations leads, and marketing staff. In culturally sensitive regions such as the GCC, we intend to establish local operational offices, starting with Dubai, to ensure care is delivered in a way that is aligned with regional norms, languages, and healthcare expectations. Local hires are essential to building trust and delivering smooth, culturally appropriate support services across geographies like the Middle East, Brazil, and Canada. -Technology Development (20%) We will continue to invest in our platform, focusing on infrastructure scalability, AI-enabled tools, multilingual user experience, and integrations that enable 24/7 expert access. These improvements are critical for delivering seamless and secure cancer care across diverse markets. -Marketing & Business Development (15%) Funds will support targeted customer acquisition, regional awareness campaigns, digital advertising, PR, and B2B partnership efforts with insurers, employers, and hospitals in our core markets. Marketing will be localized to reflect regional needs and health literacy standards. -Regulatory, Legal, and Compliance (10%) This will cover healthcare-specific legal costs, international compliance, data protection (e.g., HIPAA and GDPR), and professional services required to operate across multiple countries. -General Operations & Working Capital (15%) To maintain business continuity and support scale, we will allocate funds to infrastructure, team tools, cloud hosting, and general operational needs. This category also provides runway to support company growth while revenue expands. -Contingency & Reserves (5%) We will reserve a portion of the funds for unexpected costs, delays, or strategic opportunities that arise during market entry or scaling phases. Note: Actual allocation may vary based on operational needs and market timing. Our executive team will oversee all expenditures to ensure capital is deployed responsibly in alignment with investor interests and company's mission.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,491
Team Expansion & Regional Hiring	$3,000	$370,350
Technology Development	$2,000	$246,900
Marketing & Business Development	$1,200	$185,175
Regulatory, Legal, and Compliance	$1,000	$123,450
General Operations & Working Capital	$1,800	$185,175
Contingency & Reserves	$510	$62,960
Total Use of Proceeds	**$10,000**	**$1,234,500**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Nick Health Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $7.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	6,000,000	4,500,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Incentive Plan	No options have been granted under the plan as of the initial filing of this offering.	500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The rights of currently outstanding securities may limit, dilute, or qualify the rights of the securities offered on Netcapital in a few important ways. For example: Equity dilution: Future issuances of shares, including those to current shareholders, employees, or investors, may dilute the ownership percentage of Netcapital investors. Preferred stock rights: If the company issues preferred equity in the future, those securities may carry preferential rights (e.g., liquidation preferences, dividend rights, or anti-dilution protections) that are senior to common equity holders, including those investing through this offering. Existing SAFE agreements or convertible instruments: The Company has issued existing Simple Agreements for Future Equity (SAFEs). If any of these SAFEs convert into equity, your shares will be diluted. The Company has a stock incentive plan with 500,000 securities reserved for future issuance. If any of the reserved securities turn into issued equity, your shares will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company. Nick Health is committed to transparency, accountability, and sound governance practices. We strive to act in the best interests of all shareholders and maintain open communication as we grow and scale the business.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority shareholders, Netcapital investors will not have the ability to control or direct the management or strategic decisions of Nick Health. This is typical in early-stage private companies and presents several risks, including: -Limited voting power: Investors may have limited or no ability to influence decisions such as electing directors, authorizing future fundraising rounds, approving major corporate actions, or setting executive compensation. -Information rights: Investors may have access only to limited information about the company's operations, financial condition, or future plans, especially compared to larger or institutional shareholders. -Liquidity constraints: As minority owners in a private company, Netcapital investors may not be able to sell or transfer their securities easily or at all, and there may not be a public market for the securities. -Future dilution: Subsequent financing rounds may dilute minority ownership, further reducing the economic and voting influence of early investors. As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns. Despite these limitations, Nick Health is committed to operating with transparency, clear communication, and responsible governance to protect investor trust and build long-term value for all shareholders.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

Netcapital investors should be aware that certain corporate actions may impact the value, ownership, or rights associated with their investment in Nick Health. These include, but are not limited to: Additional Issuances of Securities: Nick Health may issue additional securities in the future to raise capital, attract talent, or support business growth. These issuances may dilute the ownership percentage and economic interest of Netcapital investors, particularly if the new securities have preferential rights. Issuer Repurchases of Securities: In the future, the company may choose to repurchase securities from certain shareholders. If such repurchases are not made on equal terms to all investors, Netcapital investors may not have the opportunity to participate, which could impact their relative ownership or liquidity options. Sale of the Issuer or Its Assets: In the event of a sale, merger, or transfer of company assets, investors may receive proceeds that are less than the amount originally invested, depending on the structure of the transaction and any senior rights held by other shareholders (e.g., preferred equity or creditors). There is also no guarantee that such a transaction would occur or lead to a positive return. Transactions with Related Parties: Nick Health may engage in transactions with officers, directors, founders, or affiliates. While such transactions will be subject to internal oversight, they may pose conflicts of interest and could affect company value or resource allocation in ways that are not favorable to minority investors. The company is committed to responsible corporate governance and to acting in the best interests of all shareholders, but early-stage investing inherently carries risks, including those arising from strategic corporate decisions.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related Party Payables
Amount Outstanding:	$96,229
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has Nick Health Inc. conducted within the past three years?**

Date of Offering:	2025-06-12
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-06-10
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-05-12
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE

Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-05-08
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-05-06
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$20,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-04-14
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$35,000
Use of Proceeds:	Operating expenses
Date of Offering:	2025-07-02
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2024-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$40,050
Use of Proceeds:	Operating expenses

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Hossein Sadrzadeh	CEO	Debt	$32,229
Zhaleh Alipour	Chief Product Officer	Debt	$64,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Nick Health is a mission-driven company in its early stages of growth, with limited operating history but meaningful early momentum. The Company is engaged in providing comprehensive cancer care services designed for individuals, healthcare providers and employers seeking effective cancer management solutions. To date, the company has raised funds primarily through founder contributions and an initial friends and family round. These funds have been used to support key development milestones, including product buildout, early hiring, operational infrastructure, and market testing. A portion of the capital raised was also used to address early operating expenses and existing liabilities incurred during product development and company formation. These obligations have been managed carefully and do not materially limit our ability to execute on our strategic objectives. At this time, the Company maintains a manageable level of debt and is operating within a safe and stable financial range relative to our planned growth trajectory. On November 26, 2024, an agreement and plan of merger was entered into by Nick Global Health LLC ("the LLC"), a Massachusetts limited liability company and Nick Health Inc. The sole member of the LLC and the directors and shareholders of the Company determined that it was desirable for, and in the best interest of, their respective business entities that the LLC merge with and into the Corporation. Results of Operations: The Company is currently in its pre-revenue stage. During the first 6 months of 2025, the Company recorded expenses of approximately $62,000. This number has not been audited or reviewed by a CPA. During the year ended December 31, 2024, the Company recorded operating expenses of $244,654, resulting in a net loss for the year of $244,654. The Company did not record any transactions during 2023. Liquidity and Capital Resources: During 2025, the Company received cash of $105,000 in exchange for issuing SAFEs. The SAFEs have a valuation cap of up to $25,000,000. During 2025, the Company paid down $64,900 on its related party payables. As of the initial filing of this offering, the outstanding balance of the related party payables was $96,229. On December 31, 2024, the Company had cash and cash equivalents of $0 and negative working capital of $43,975 as compared to cash and cash equivalents of $0 and working capital of $0 during the period ended December 31, 2023. We anticipate that the proceeds from this crowdfunding offering will improve our liquidity and extend our operational runway, enabling further hiring, regional expansion, and technology enhancement. This funding is an important part of our growth plan, but we also continue to explore additional capital sources, including strategic partnerships and potential institutional investment. We do not currently have lines of credit, but we are not dependent on any one source of funding for business viability. Our financial strategy is designed to be flexible, scalable, and aligned with long-term value creation. We believe the current offering, if fully subscribed, will allow us to execute on our next set of milestones without interruption and in a financially sound manner.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

  1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

  2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

  3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
          1. **association with an entity regulated by such commission, authority, agency or officer?**
          2. **engaging in the business of securities, insurance or banking?**
          3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

  4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

  If Yes to any of the above, explain:

  5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Nick Health Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

  Certificate of Incorporation: certificateofincorporation.pdf

  Corporate Bylaws: corporatebylaws.pdf

Opportunity:

  Offering Page JPG: offeringpage.jpg

Financials:

  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.nickglobal.org/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.